FOR IMMEDIATE RELEASE

Contact:
Leading Brands, Inc.
Tel: 866 685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.
Announces Appointment of Stephen K. Fane, FCA
As Director of the Company

Vancouver, Canada, October 5, 2007, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, is pleased to announce the appointment of Stephen K. Fane, FCA as a director of the Company.

A former partner in a predecessor firm to PriceWaterhouseCoopers, Mr. Fane was most recently President and CEO of Hot House Growers Income Fund, a publicly traded income trust. A graduate of the University of British Columbia he was appointed a Fellow of the Institute of Chartered Accountants in 1997. In addition to these responsibilities, Mr. Fane is also a director of several other public companies and charitable organizations.

Mr. Fane replaces David Bowra as a director and – being qualified as an Audit Committee Financial Expert – will join the Company’s audit committee. Mr. Fane will serve the balance of Mr. Bowra’s present term. The Company wishes to thank Mr. Bowra for his contribution to the Board as he leaves to dedicate more time to his own professional services firm.

Leading Brands Chairman and CEO Ralph McRae said: “I have known Steve Fane for many years and he will bring to us not only his expertise as a senior financial person but also his experience in running and managing significant public companies. That balance of professional and entrepreneurial experience is a great asset for us.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Safe Harbor.
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com